

June 13, 2014

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re:** **Strategic Global Investments, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 5, 2014**
> **File No. 024-10377**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1. Based upon the statement of equity, the Company raised $2.798 million in cash from Regulation A offerings during the first quarter of 2014. The current offering is for $1.55 million, and your Item 5 disclosure reveals 2013 sales totaling $650,000. Taken together, these transactions total more than the $5 million limit for Regulation A offerings during the 12-month prior period. Please advise.

Risk Factors, page 17

Risks Related to the Issuer, page 17

We are reliant on key individuals, page 19

2.	We note your response to comment 2 in our prior comment letter dated May 6, 2014. Expand this risk factor to highlight the precarious nature of Mr. Fellner's compensation due to the Company's lack of resources.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock, page 22

3.	We note your response to comment 1 in our prior comment letter dated May 6, 2014. Please include an additional risk factor highlighting the Company's past practice of rescinding past investors' stock purchases due to dilution of their investment. Disclose the Company's reasons for agreeing to such rescission, and discuss any uncertainty past rescissions have on future capital raising.

Our Business, page 27

Medical Marijuana Growing, page 30

4.	We note the added disclosure in response to comment 4 in our prior comment letter dated May 6, 2014. Please revise to disclose the county in which Bearpot's facilities are located. State your belief that the number of red card holders is fairly small.

5.	Clarify that red card holders cannot distribute medical marijuana.

6.	Discuss briefly the reasons why you have no plans to grow or sell marijuana for non-medical purposes. If for example there are specific regulatory hurdles, explain what those are. We also note a press release dated March 5, 2014, in which Andrew Fellner is quoted as saying that he expects that the largest amount of growth for the company during the next 3 to 6 months would be "in the growing and distributing of medical and recreational marijuana." Please disclose in detail the company's position with respect to recreational cannabis.

General Financial

7.	We note your response to comment no. 6. Please tell us specifically whether or not your acquisition in February 2014 of Bearpot, Inc. was significant under Form 1-A Part F/S(3)(b), of Regulation A. We note that the acquisition should be compared to the most recent annual consolidated financial statements filed at or prior to the date of acquisition.

Statement of Operations for the Three Months Ended March 31, 2014 and 2013, page 47

8.   Pursuant to Regulation A, Form 1-A Part F/S(2), if true, you should state in your filing that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all adjustments are of a normal recurring nature, a statement to that effect should also be made. Otherwise, you should furnish us in a separate letter the supplemental information required under section (2).

Statement of Cash Flows for the Three Months Ended March 31, 2014 and 2013, page 49

9.   Please revise your reconciliation of net loss to operating cash flows to include net loss as it is presented on your Statement of Operations.

Statement of Operations for the Years Ending December 31, 2013 and 2012, page F-19

10.   We note your response to comment no. 7. Please provide quantified disclosure of the number of shares and the amount expensed as a result of the issuance of shares to Mr. Fellner, leading to the material increase in Selling, General and Administrative expenses for the year ended December 31, 2013.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-21

11.   We note your response to comment no. 8 and note that you have not complied with our previous comment. Please revise your reconciliation of net loss to operating cash flows to include net loss as it is presented on your Statement of Operations.

Note 4 – Stockholder's Equity, page F-30

12.   We note your response to comment no. 9. Please revise your footnote to explain for each applicable stock issuance in exchange for a note receivable that the previous sale of shares and related promissory note had been cancelled and state the date of cancellation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Warren J. Archer
        Morella & Associates